GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR NINE MONTHS ENDED MAY 31, 2008

UNAUDITED – PREPARED BY MANAGEMENT

The financial statements for the nine-month period ended May 31, 2008 have not been reviewed by the Company’s auditors.

CONSOLIDATED BALANCE SHEETS

	Unaudited
	MAY 31	AUGUST 31
	2008	2007
		Restated (Note 3)
ASSETS

Current
Cash	$128,191	$184,578
Short-term investments (Note 4)	3,588,945	6,980,945
Accounts receivable (Note 5)	118,789	134,371
Prepaid expenses	20,270	22,546
	3,856,195	7,322,440

Exploration Advances	15,743	90,146
Mineral Property Acquisition Costs (Note 6)	334,773	334,773
Mineral Property Exploration Costs (Note 6)	6,513,763	3,428,250
Equipment (Note 7)	101,412	74,109

	$10,821,886	$11,249,718

LIABILITIES

Current
Accounts payable and accrued liabilities	$426,273	$264,403

Employment Benefit Obligations	37,000	37,000
	463,273	301,403

SHAREHOLDERS’ EQUITY

Share Capital (Note 8)	18,950,829	18,905,829

Contributed Surplus (Note 8)	1,662,739	1,571,851

Deficit	(10,254,955)	(9,529,365)
	10,358,613	10,948,315

	$10,821,886	$11,249,718

Approved on behalf of the Board of Directors:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	3 MONTHS ENDED		9 MONTHS ENDED
	31 MAY		31 MAY
	2008	2007	2008	2007

Expenses

Amortization	$ 5,096	$ 2,995	$ 13,838	$ 8,409
Automobile	801	1,228	2,227	3,112
Foreign exchange loss	14,818	17,523	61,554	34,099
Management fees	30,000	30,000	90,000	90,000
Consulting fees	15,002	-	45,141	-
Office and general	45,441	61,737	116,586	133,201
Professional fees	297	14,196	44,057	52,885
Investor relations	42,092	-	115,189	-
Rent and utilities	16,498	17,811	49,264	51,086
Transfer agent and filing fees	20,402	48,778	41,107	57,514
Travel	18,345	7,831	37,775	21,050
Stock based compensation	-	12,550	90,888	19,147
Wages and benefits	58,777	55,683	185,859	152,527
Loss Before The Following	267,569	270,332	893,485	623,030

Interest Income	(45,831)	(20,317)	(167,895)	(41,878)

Net Loss For The Period	221,738	250,015	725,590	581,152

Deficit, Beginning Of Period	10,033,217	8,781,946	9,529,365	8,450,809

Deficit, End Of Year Period	$10,254,955	$9,031,961	$10,254,955	$9,031,961

Loss Per Share – Basic And Diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)

Weighted Average Number of Common Shares Outstanding – Basic And Diluted	60,934,037	49,935,061	60,855,862	44,862,088

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	3 MONTHS ENDED		9 MONTHS ENDED
	31 MAY		31 MAY
	2008	2007	2008	2007

Cash Provided By (Used For)

Operating Activities
Net loss for the period	$ (221,738)	$ (250,015)	$(725,590)	$ (581,152)
Items not affecting cash:
Stock based compensation	-	12,550	90,888	19,147
Amortization	4,934	2,995	17,677	8,409
Change in non-cash working capital items:
Accounts receivable	126,784	(32,681)	15,582	(7,787)
Accounts payable and accrued liabilities	84,482	(14,156)	161,870	8,192
Prepaid expenses	(3,406)	(27,174)	2,276	(21,332)
Cash Used In Operating Activities	(8,944)	(296,726)	(441,297)	(574,523)

Investing Activities
Exploration Advances	-	(232,641)	74,403	(431,059)
Expenditures on mineral properties	(1,094,126)	(6,500,945)	(3,085,513)	(5,918,186)
Proceeds from redemption of short term investments	1,072,000	-	3,392,000	-
Purchase of capital assets	-	(5,934)	(40,980)	(13,438)
	(22,126)	(6,739,520)	339,910	(6,362,683)

Financing Activities
Share issuances for cash	-	(7,367,200)	45,000	7,367,200
Share issue (costs) recovery	-	(375,646)	-	(375,646)
	-	6,991,555	45,000	6,991,555

Increase(Deacrese) In Cash	(31,070)	(44,691)	(56,387)	54,349

Cash And Cash Equivalents, Beginning Of Period	159,261	233,672	184,578	134,632

Cash And Cash Equivalents, End Of period	128,191	$ 188,981	128,191	$ 188,981

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

1.

NATURE OF OPERATIONS

Golden Goliath Resources Ltd. (the “Company”) is incorporated in British Columbia.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the “GNG” symbol.

The Company’s principal business activity is the exploration of mineral properties in Mexico.  The Company has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral concessions, the ability of the Company to obtain financing to complete the development, and to attain future profitable production from the properties or proceeds from disposition.

2.

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as prescribed by The Canadian Institute of Chartered Accountants (“CICA”).

a)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. of British Columbia.  Significant inter-company balances and transactions have been eliminated on consolidation.

b)

Variable Interest Entities

The CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”).  A VIE is an entity in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  The Company has determined that it does not have a primary beneficiary interest in a VIE.

c)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)   Use of Estimates (Continued)

Significant areas requiring the use of management estimates relate to the identification and capitalization of exploration costs, determination of impairment in the carrying values for long-lived assets, the existence of contingent assets and liabilities, amounts recorded for related party transactions and balances, asset retirement obligations and stock-based compensation valuations.  Management reviews significant estimates on a periodic basis and, when changes in estimates are necessary, makes adjustments prospectively.

d)

Financial Instruments

The Company’s financial instruments comprise cash, short-term investments, accounts receivable, exploration advances, accounts payable and accrued liabilities, and employment benefits obligations.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from the financial instruments.  The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is affected by changes between its reporting and foreign functional currencies.  The Company monitors its foreign currency balances to mitigate these risks.

e)

Foreign Currency Translation

The Company’s reporting currency is the Canadian dollar.  Transactions in United States (“US”) and Mexican (“MXN”) foreign currencies have been translated into Canadian dollars using the temporal method as follows:

i)

Monetary items at the rate prevailing at the balance sheet date;

ii)

Non-monetary items at the historical exchange rate;

iii)

Revenues and expenses at the average rate in effect during the applicable accounting period; and

iv)

Gains or losses arising on foreign currency translation are included in the statements of loss and deficit.

f)

Cash and Cash Equivalents

Cash includes cash on hand, cash held in trust and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant risk of change and have maturities of 90 days or less from the date of acquisition, held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.  The Company did not have cash equivalents as of November 30, 2007 and 2006.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)

Short-Term Investments

Short-term investments are carried at cost which approximates fair value.

h)

Mineral Property Costs

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred and capitalized until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned.  Amounts shown for the mineral property acquisition exploration costs represent costs incurred and are not intended to reflect present or future values.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of permits and the potential for problems arising from government conveyance accuracy, prior unregistered agreements or transfers, indigenous land claims, confirmation of physical boundaries, and title may be affected by undetected defects.  The Company does not carry title insurance.  The Company has evaluated title to all of its mineral properties and believes, to the best of its knowledge, that evidence of title is adequate and acceptable given the current stage of exploration.

i)

Capital assets

Capital assets are recorded at cost and amortized on a straight-line basis over their estimated useful lives at the following rates:

Equipment	10% - 25%
Vehicles	25%

j)

Employee Future Benefits

The cost of retirement benefits and other benefit obligations are recognized over the period in which the employee renders services in return for the benefit.

k)

Impairment of Long-Lived Assets

Long-lived assets include the carrying values of mineral properties and equipment.  Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.  Impairment or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)

Asset Retirement Obligations

The Company applies CICA accounting standard 3110 – “Asset Retirement Obligations” to account for the obligations to reclaim and remediate the mineral properties.  Under the standard, the estimated fair value of the legal obligations are recognized in the period incurred, at the net present value of the cash flows required to settle the future obligations. A corresponding amount is capitalized to the related asset.  Asset retirement obligations are subject to accretion over time for increases in the fair value of the liabilities.

As of May 31, 2008, the Company had determined that there were no significant legal obligations for reclamation and remediation costs.  The Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates.  Changes in estimates are accounted for prospectively from the period estimates are revised.

m)

Share Capital

i)

Non-monetary consideration – The fair value of the shares issued is based on the trading price of those shares on the TSX.V on the grant date determined by the Board of Directors.  Agent’s warrants, stock options and other equity instruments issued in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model.

ii)

Stock based compensation – Compensatory stock option transactions with directors, officers, employees and outside consultants are charged to operations or capitalized to mineral properties with an offsetting credit to contributed surplus.  Stock options which vest immediately are recorded at the date of grant.  Stock options issued to directors, officers and employees that vest over time are valued at the grant date and recorded using the straight line method over the vesting period.  Stock options issued to outside consultants that vest over time are valued at the grant date and recorded using the straight line method over the vesting period and subsequently re-valued and adjusted on each vesting date.  Consideration received on the exercise of stock options together with the related portion previously recorded in contributed surplus is credited to share capital.

iii)

Share issuance costs – Costs directly identifiable with the raising of share capital financing are charged against share capital.  Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets.  Share issuance costs related to uncompleted share subscriptions are charged to operations.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)

Earnings (Loss) Per Share

Earnings (loss) per share are calculated based on the weighted average number of shares outstanding.  The Company uses the treasury stock method to compute the dilutive effect of options, warrants and other similar instruments.  Under this method, the dilutive effect on earnings per share is calculated to reflect the use of the proceeds that could be obtained upon the exercise of options and warrants.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  Basic and diluted losses per share are equal as the assumed conversion of outstanding options and warrants would be anti-dilutive.

o)

Income Taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Valuation allowances are provided when unrecognized net future income tax assets are not more likely than not to be realized.

3.

RESTATEMENT OF FINANCIAL STATEMENTS

The Company has recorded a liability for estimated retirement and employee benefits payable to its Mexican employees in the amount of $51,000, comprised of a current portion of $14,000 and a long term portion of $37,000, as of August 31, 2007 (2006 - $43,000 and 2005-$38,000).

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

4.

SHORT-TERM INVESTMENTS

As at May 31, 2008, short–term investments in the amount of $3,588,945 (2008 - $7,430,945) were comprised of Canadian investments in a guaranteed investment certificate with maturity date  May 15, 2009 and variable interest rates.

5.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2008	2007

Sales taxes recoverable	$ 111,723	$ 5,753
Interest receivable	4,045	18,992
Other receivable	3,021	38,269
	$ 118,789	$ 63,014

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

6.

DEFERRED MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

         State of Chihuahua, Mexico

							LAS BOLAS
						BUFALO	TODOS SANTOS
						LA	LOS HILOS	NOPALERA
						HERMOSA	EL MANTO	FLOR DEL
	SAN				OTEROS	LA BARRANCA	DON LAZARO	TRIGO
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	EL CARNARIO	TOTAL	TOTAL
	ORO LEON	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	LA CRUZ	2008	2007

Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

Exploration costs
Assaying	214,810	-	68,188	-	-	-	3,588	-	286,586	35,914
Drilling	1,112,778	-	938,915	-	-	-	153,340	-	2,205,032	133,630
Geology and mapping	99,752	130	43,849	-	-	-	96,174	-	239,905	64,039
Property taxes and passage rights	4,272	274	8,106	2,851	1,254	4,172	3,763	12,002	36,694	27,242
Salaries	22,614	12,261	32,113	-	-	139	11,409	-	78,536	42,561
Travel	937	78	4,058	-	-	-	1,551	-	6,624	4,741
Road construction and site preparation	46,360	11,673	38,500	-	-	-	31,197	-	127,730	69,307
Miscellaneous	17,489	21,632	44,083	-	-	-	21,201	-	104,406	53,625
Current costs	1,519,012	46,048	1,177,812	2,851	1,254	4,311	322,223	12,002	3,085,513	431,059
Balance, beginning of year	1,352,634	55,391	485,806	28,780	9,489	23,199	1,469,334	338,390	3,763,023	2,973,452
Balance, end of period	$2,871,646	$101,439	$1,663,618	$31,631	$10,743	$27,510	$1,791,557	$350,392	$6,848,536	$3,404,511

Costs summary
Acquisition	$69,257	$-	$75,000	$-	$-	$-	$187,123	$3,393	$334,773	334,773
Exploration	$2,802,389	$101,439	$1,588,618	31,631	$10,743	$27,511	$1,604,434	$346,999	$6,513,763	3,069,738

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

6.   MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

	SAN TIMOTEO ORO	NUEVA UNION	LA REFORMA	CORONA	OTEROS LA ESPERANZA	BUFALO LA HERMOSA LA BARRANCA BECK EL CHAMIZAL	LOS HILOS LAS BOLAS EL MANTO DON LAZARO AMPLIACION LA VERDE	NOPALERA FLOR DEL TRIGO	TOTAL 2007	TOTAL 2006

Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

Exploration costs
Assaying	24,468	-	-	-	-	-	11,446	-	35,914	105,115
Drilling	132,612	-	-	-	-	-	1,018	-	133,630	286,862
Geology and mapping	17,893	1,445	1,564	-	-	2,310	40,827	-	64,039	66,232
Property taxes and passage rights	649	152	3,705	3,205	946	4,733	1,199	12,653	27,242	19,463
Salaries	18,909	12,918	-	-	-	-	10,734	-	42,561	23,304
Travel	4,174	-	-	-	-	64	503	-	4,741	11,449
Road construction and site preparation	57,860	376	125	-	-	302	10,644	-	69,307	47,074
Miscellaneous	32,920	6,333	135	-	-	64	7,242	6,931	53,625	27,817
Current costs	289,485	21,224	5,529	3,205	946	7,473	83,613	19,584	431,059	587,316
Balance, beginning of year	784,405	26,695	474,358	22,489	7,178	12,409	1,325,554	320,364	2,973,452	2,306,954
Balance, end of period	$1,073,890	$47,919	$479,887	$25,694	$8,124	$19,882	$1,409,167	$339,948	$3,404,511	$2,894,270

Costs summary
Acquisition	$69,257	$-	$75,000	$-	$-	$-	$187,123	$3,393	$334,773	334,773
Exploration	$1,004,633	$47,919	$404,887	25,694	$8,124	$19,882	$1,222,044	$336,555	$3,069,738	2,559,497

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

6.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In April 2007, the Company signed an agreement to acquire the Todos Santos 50 hectare mining concession for approximately $25,000.  In April 2007 and July 2007, the Company paid $9,754 to bring the property into good standing with the Mexican authorities and committed to pay $5,000 in October 2007 (paid) and $10,000 in October 2008 to complete the acquisition.

In May 2007, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange.

In September 2007, the Company optioned a 60% interest in La Cruz Property to a company which undertook to make cash payments to the Company totaling US $300,000 and spend US $450,000 on the property over a period of three years.

7.

Capital assets

	2008
		ACCUMULATED
	COST	AMORTIZATION	NET

Equipment	$84,518	$ 29,849	$ 54,669
Vehicles	73,250	26,507	46,743

	$157,768	$ 56,356	$ 101,412

	2007
		ACCUMULATED
	COST	AMORTIZATION	NET

Equipment	$57,283	$ 24,010	$ 33,273
Vehicles	38,802	14,181	24,621
	$96,085	$ 38,191	$57,894

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

8.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

	NUMBER OF SHARES	AMOUNT

Balance, May 31, 2005	37,246,311	$10,086,377

Issued for options exercised at $0.25 per share	15,000	3,750
Issued for options exercised at $0.36 per share	25,000	9,000
Issued for warrants exercised at $0.55 per share	40,000	22,000
Issued for cash at $0.35 per share	4,000,000	1,400,000
Issued for agent’s commission	15,750	5,512
Share issue costs	-	(195,681)
Balance, May 31, 2006	41,342,061	11,330,958
Issued for options exercised at $0.25 per share	50,000	12,500
Issued for options exercised at $0.30 per share	50,000	15,000
Issued for warrants exercised at $0.55 per share	841,500	462,825
Fair value of options allocated to shares on exercise	-	26,980
Fair value of agent’s warrants	-	80,013
Share issue costs	-	(207,183)
Balance, May 31, 2007	42,283,561	11,916,774
Issued for cash at $0.40 per share	16,618,000	6,647,200
Issued for warrants exercised at $0.45 per share	1,600,000	720,000
Issued for agent’s commission	252,476	100,990
Fair value of agent’s warrants	-	335,909
Issued for options exercised at $0.25 per share	180,000	45,000
Share issue costs		(815,044)
Balance, May 31, 2008	60,934,037	$18,950,829

In April 2007, the Company closed a brokered private placement of 16,618,000 units at a price of $0.40 per unit. Each unit consisted of one share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.45 for each warrant. Once resale restrictions on the shares expire and upon the Company’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. The Company’s agents received a commission of $378,145 in cash and 252,476 units, having the same terms as those issued pursuant to the private placement, and 1,482,250 agent’s warrants exercisable at $0.45 per share for two years valued at $335,909 (risk-free interest rate of 4.2%, dividend yield of Nil, volatility factor of 87%, an expected life of 2 years).

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

8.

SHARE CAPITAL (Continued)

In February 2006, the Company completed a brokered private placement of 4,000,000 units at a price of $0.35 per unit. Each unit consisted of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.45 for each whole warrant. Subsequently the warrants were extended until May 15, 2007. The Company’s agent received a cash commission of $106,487, 400,000 warrants valued at $80,013 (risk-free interest rate of 4.0%, dividend yield of Nil, volatility factor of 100%, expected life of 1 year) and 15,750 units.

a)

Outstanding Warrants

As at May 31, 2008, the Company had 18,352,726 share purchase warrants outstanding, exercisable at $0.45 until April 20, 2009.

A summary of changes in share purchase warrants since May 31, 2006 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE

Balance, May 31, 2006	1,200,000	0.50
Granted	4,415,750	0.45
Exercised	(681,500)	0.55
Expired	(518,500)	0.43
Balance, May 31, 2007	4,415,750	0.45
Granted	18,352,726	0.45
Exercised	(1,600,000)	0.45
Expired	(2,815,750)	0.45

Balance, May 31,2008	18,352,726	$0.45

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

8.

SHARE CAPITAL (Continued)

b)

Stock Options

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, May 31, 2006	1,300,000	0.31
Granted	425,000
Granted	2,275,000	0.36
Cancelled	(325,000)	0.25
Exercised	(100,000)	0.32
Granted	50,000	0.36
Balance, May 31, 2007	3,625,000	0.34
Granted	35,000	0.42
Granted	1,325,000	0.40
Balance, August 31, 2007	4,985,000
Granted	120,000	0.31
Granted	325,000	0.35
Cancelled	(50,000)	0.45
Cancelled	(100,000)	0.30
Cancelled	(50,000)	0.25
Cancelled	(25,000)	0.36
Exercised	(180,000)	0.25
Balance, May 31, 2008	5,025,000	$0.36

The following summarizes information about stock options outstanding at MAY 31,  2008:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
WEIGHTED
	AVERAGE	WEIGHTED		WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	PRICE

5,025,000	3.07 years	$0.36	4,920,000	$0.36

Stock based compensation on options granted in the 2007 fiscal year amounted to $333,813 (2006 - $610,764; 2005 - $127,087).  The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:  risk-free interest rate of 4.2% (2006 - 4.5%, 2005 – 3.5%), dividend

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

8.

SHARE CAPITAL (Continued)

yield of nil, volatility factor of 92% (2006 -96%, 2005 – 94%), and a weighted average expected life of the options of 5 years (2006 – 5 years, 2005 – 3 years).

     In July 2007, the Company granted 1,075,000 incentive stock options to directors and officers of the Company, and 225,000 incentive stock options to employees of the company at a price of $0.40 per share, exercisable for a period of five years.

    In July 2007, the Exchange approved an investor relations agreement entered into by the Company with a consultant, for a three month period, at a monthly fee of US$7,500 and 60,000 stock options (15,000 vested as of August 31, 2007) at a price of $0.42 per share. In October 2007, the contract was renewed for a six month term at US$7,500 per month and 120,000 stock options at a price of $0.31 per share.

     In November 2007, the Company granted 325,000 incentive stock options to  employees of the company at a price of $0.35 per share, exercisable for a period of five years.

c)

Contributed Surplus

The following table summarizes the Company’s Contributed Surplus:

Balance, May 31, 2006	$ 654,254
Stock options granted	610,764
Stock options granted	19,147
Stock options exercised	(26,980)
Balance, May 31, 2007	1,257,185
Stock options granted Stock options granted	333,813 90,888
Balance, May 31, 2008	$ 1,662,739

iv)

INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and Mexico.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to the net loss before taxes were approximately as follows:

	Year ended August 31
	2007	2006	2005

Combined statutory tax rate	33%	33%	36%
Expected income tax recovery	$ (339,000)	$ (377,000)	$ (386,000)
Non-deductible differences	80,000	195,000	137,000
Effect of changes in tax rate	-	(182,000)	-
Unrecognized tax losses	259,000	364,000	249,000
Income tax provision	$ -	$ -	$ -

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

10. INCOME TAXES (Continued)

The significant components of the Company’s future income tax assets were approximately as follows:

	Year ended August 31
	2007	2006

Mineral properties	$ 1,142,000	$867,000
Loss available for future periods	2,300,000	2,151,000
Share issue costs	156,000	42,000
Valuation allowance	(3,598,000)	(3,060,000)
Net future income tax asset	$ -	$-

      The Company has Canadian and Mexican non-capital losses of approximately $7,308,000 as at August 31,2007 which may be carried forward and applied against taxable income in future years.  These losses expire as follows:

CANADA		MEXICO
2008	$502,000	2008	$236,000
2009	$608,000	2009	$74,000
2010	$578,000	2010	$425,000
2011	$322,000	2011	$343,000
2012	$-	2012	$1,185,000
2013	$-	2013	$257,000
2014	$517,000	2014	$143,000
2015	$566,000	2015	$130,000
2026	$408,000	2016	$177,000
2027	$616,000	2017	$221,000
	$4,117,000		$3,191,000

9.

RELATED PARTY TRANSACTIONS

a)

Accounts payable and accrued liabilities include $nil (2007 - $ 3,382) due to a company controlled by a director.

b)

During the 9 months ended May 31, 2008, the Company paid $90,000 recorded as management fees for geological and management services to a company controlled by a director (2007– $ 90,000; 2006 - $90,000).

c)

During the 9 months ended May 31, 2008, the Company paid $85,887 in wages and benefits and consulting fees to two directors (2007– $38,961 , 2006 - $ 26,707).

d)

During the 9 months ended May 31, 2008, the Company paid $40,500 in respect of office and administration costs to a management company controlled by a director of the Company (2007- $39,500; 2006 - $31,500).

10.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

May 31, 2008

Current assets	$3,743,196	$112,999	$3,856,195
Equipment	$12,186	$89,226	$101,412
Mineral property costs	$15,743	$6,848,536	$6,864,279
Total assets	$3,771,125	$7,050,761	$10,821,886
Interest income	$167,493	$401	$167,894
Net loss	$491,468	$234,122	$725,590

May 31, 2007
Current assets	$7,611,747	$102,688	$7,714,435
Equipment	12,968	44,682	57,650
Mineral property costs	-	3,404,511	3,404,511
Total assets	7,624,715	3,551,881	11,176,596
Interest income	41,334	544	41,878
Net loss	426,466	154,686	581,152

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) that differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  The major differences between Canadian and US GAAP, which affects the Company’s financial statements, are described below and the effect on the financial statements is summarized as follows:

Consolidated Balance Sheets

	May 31, 2008	May 31, 2007	May 31, 2006

ASSETS
Total Assets, Canadian GAAP	$10,821,886	$11,176,596	$ 4,999,943

Deferred Mineral Property Acquisition Cost (Note 12a)	(334,773)	(334,773)	(334,773)
Deferred Mineral Property Exploration Costs (Note 12a)	(6,513,763)	(3,069,738)	(2,559,497)

Total Assets, US GAAP	$3,973,350	$ 7,772,085	$ 2,105,673

LIABILITIES
Total Liabilities, Canadian and US GAAP	$ 463,273	$ 43,043	$ 192,453

SHAREHOLDERS’ EQUITY
Share Capital and Contributed Surplus, Canadian and US GAAP	20,613,568	20,165,514	12,544,048
Deficit and Accumulated Other Comprehensive Income, US GAAP	(17,103,491)	(12,436,472)	(10,630,828)

Shareholders’ Equity, US GAAP	$3,510,077	$7,729,042	$ 1,913,220
	$3,973,350	$7,772,085	$ 2,105,673

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

Consolidated Statements of Loss and Deficit

	2008	2007	2006

Loss for the year under Canadian GAAP	$ (725,590)	$ (581,152)	$ (417,123)
Foreign exchange loss	61,554	34,099	12,151
Deferred mineral property costs written off during the year for Canadian GAAP purposes
Mineral exploration expenditures	(3,085,513)	(431,059)	(587,316)

Loss under US GAAP	(3,749,549)	(978,112)	(992,288)

Comprehensive income
Foreign exchange translation adjustment	(61,554)	(34,099)	(12,151)
Comprehensive income (loss) under US GAAP	(3,811,103)	(1,012,211)	(1,004,439)

Weighted average number of common shares outstanding under US GAAP	60,855,862	44,862,088	39,107,490

Loss per share under US GAAP	(0.06)	(0.02)	(0.02)

      Consolidated Statements of Cash Flows

	2008	2007	2006

Cash flows from operating activities
Under Canadian GAAP	(441,297)	(574,523)	(262,577)
Mineral exploration expenditures (Note 12a)	(3,085,513)	(431,059)	(587,316)
Cash used for operating activities under US GAAP	(3,526,810)	(1,005,582)	(849,893)

Cash flows from financing activities
Under Canadian and US GAAP	45,000	6,991,555	1,803,417

Cash flows from investing activities
Under Canadian GAAP	339,910	(6,362,683)	(1,515,500)
Mineral exploration expenditures (Note 12a)	3,085,513	431,059	587,316
Cash from (used in) investing activities under US GAAP	3,425,423	(5,931,624)	(928,184)

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

a)   Acquisition of Mineral Properties and Capitalized Exploration Costs

Under Canadian GAAP both acquisition and exploration expenditures are capitalized. Under US GAAP in accordance with Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”, mineral property acquisition costs are capitalized and mineral property exploration expenditures are expensed for periods ending after April 1, 2004. For US GAAP, the Company has expensed mineral property acquisition and exploration expenditures for periods ending before April 1, 2004.

b)   Exploration Stage Company

For US GAAP purposes, the Company is considered an exploration stage company.  Under US GAAP exploration stage companies are required to disclose cumulative since inception to date summaries for each line item on the statements of loss and cash flow plus annual summaries of each component of shareholders’ equity since inception.  Under Canadian GAAP the Company is not required to disclose this information.  Cumulative since inception, information was not readily available and accordingly has not been presented.

c)  Other Comprehensive Income

US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders’ equity.  Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a period except those resulting from investments by and distributions to owners.  There is currently no requirement to disclose comprehensive income under Canadian GAAP.

d)   Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “Establishing the Fair Value Option for Financial Assets and Liabilities” (“SFAS No. 159”).  SFAS No. 159 was to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value.  An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred.  SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, “Fair Value Measurements”.  An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption.  SFAS No. 159 also applies to eligible items existing at November 15, 2007 (or early adoption date).  The Company is evaluating the impact of the adoption of SFAS No. 159 could have on the Company’s financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND  2007

(unaudited)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

d)   Recent Accounting Pronouncements (Continued)

September 2006 – Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements.  SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.  SAB No. 108 is effective for periods ending after November 15, 2006. The impact of adopting SAB No. 108 did not have a material effect on the consolidated financial statements.